UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPECTRA ENERGY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84756N109

(CUSIP Number)

Tyler W. Robinson

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Canada

(403) 231-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Corp (“Spectra Energy”) 20-5413139
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862†
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%†
14.	Type of Reporting Person (See Instructions) CO

†

The number and percentage of common units representing limited partner interests (“Common Units”) of Spectra Energy Partners, LP (the “Issuer”) reported as beneficially owned by Spectra Energy in this Schedule 13D consists of the following: 171,570,734 Common Units owned by SE Transmission (as defined below); 8,701,329 Common Units owned by SESSH (as defined below); and 222,717,779 Common Units owned by SEP GP (as defined below). Each of SE Transmission, SESSH and SEP GP is an indirect, wholly owned subsidiary of Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Capital, LLC (“SE Capital”) 51-0282142
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

††

SE Capital is directly wholly owned by Spectra Energy, SE Transmission is directly wholly owned by SE Capital, and each of SESSH and SEP GP is an indirect, wholly owned subsidiary of SE Capital. Therefore, SE Capital may be deemed to be the beneficial owner of 402,989,862 Common Units owned by SE Transmission, SESSH and SEP GP.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Transmission, LLC (“SE Transmission”) 76-0687370
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862†††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862†††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862†††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%†††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

†††

SE Transmission is directly wholly owned by SE Capital and indirectly wholly owned by Spectra Energy. The sole member of SESSH is SE Transmission. The sole holder of limited partner interests in SEP GP is SE Transmission and the sole holder of general partner interests in SEP GP is SEP GP LLC (as defined below). The sole member of SEP GP LLC is SE Transmission.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Southeast Supply Header, LLC (“SESSH”) 20-5248997
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 8,701,329 ††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 8,701,329 ††††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,701,329 ††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.79%††††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

††††	SESSH is directly wholly owned by SE Transmission and indirectly wholly owned by Spectra Energy and SE Capital.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Partners GP, LLC (“SEP GP LLC”) 41-2232447
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 222,717,779†††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 222,717,779†††††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,717,779†††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.93%†††††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

†††††

SEP GP LLC is directly wholly owned by SE Transmission and indirectly wholly owned by Spectra Energy and SE Capital. As the General Partner of SEP GP, SEP GP LLC may be deemed to be the beneficial owner of 222,717,779 Common Units owned by SEP GP.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Partners (DE) GP, LP (“SEP GP”) 41-2232456
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 222,717,779††††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 222,717,779††††††

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,717,779††††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.93%††††††
14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

††††††	SEP GP is 99% directly owned by SE Transmission, 1% directly owned by SEP GP LLC (the general partner of SEP GP), and indirectly wholly owned by Spectra Energy, SE Capital and SE Transmission.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. (“EUSI”) 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%*
14.	Type of Reporting Person (See Instructions) CO

*	Spectra Energy is directly wholly owned by EUSI. Therefore, EUSI may be deemed to be the beneficial owner of 402,989,862 Common Units that may be deemed to be beneficially owned by Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. (“EUSHI”) Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862**
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%**
14.	Type of Reporting Person (See Instructions) CO

**

EUSI is directly wholly owned by EUSHI. Therefore, Spectra Energy is indirectly wholly owned by EUSHI and EUSHI may be deemed to be the beneficial owner of 402,989,862 Common Units that may be deemed to be beneficially owned by Spectra Energy.

Schedule 13D/A

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. (“Enbridge”) 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 402,989,862***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 402,989,862***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,989,862***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 83.11%***
14.	Type of Reporting Person (See Instructions) CO

***

EUSHI is directly wholly owned by Enbridge. Therefore, Spectra Energy is indirectly wholly owned by Enbridge and Enbridge may be deemed to be the beneficial owner of 402,989,862 Common Units that may be deemed to be beneficially owned by Spectra Energy.

This Amendment No. 5 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 3, 4, 6 and 7 of the Schedule 13D filed by filed by Spectra Energy Corp (“Spectra Energy”), Spectra Energy Capital, LLC (“SE Capital”), Spectra Energy Transmission, LLC (“SE Transmission”), Spectra Energy Southeast Supply Header, LLC (“SESSH”), Spectra Energy Partners GP, LLC (“SEP GP LLC”), Spectra Energy Partners (DE) GP, LP (“SEP GP”), Enbridge (U.S.) Inc. (“EUSI”), Enbridge US Holdings Inc. (“EUSHI”) and Enbridge Inc. (“Enbridge” and, together with Spectra Energy, SE Capital, SE Transmission, SESSH, SEP GP LLC, SEP GP, EUSI, and EUSHI, the “Reporting Persons”) with the Securities and Exchange Commission on March 9, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission on November 2, 2017, Amendment No. 2 to the Original Schedule 13D, filed with the Securities and Exchange Commission on November 30, 2017, Amendment No. 3 to the Original Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2018, and Amendment No. 4 to the Original Schedule 13D filed with the Securities and Exchange Commission on May 17, 2018.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following paragraph:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) will consist entirely of newly issued shares of Enbridge Common Stock (as defined below) as described in Item 4 and cash in lieu of any fractional shares of Enbridge Common Stock to which a holder is entitled pursuant to the Merger Agreement.

Item 4. Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

Agreement and Plan of Merger

On August 24, 2018, the Issuer, SEP GP, Enbridge, EUSI, Autumn Acquisition Sub, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Enbridge (“Merger Sub”), and, solely for the purposes of Articles I, II and XI, EUSHI, Spectra Energy, SE Capital and SE Transmission entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the sole surviving entity and a wholly owned subsidiary of Enbridge.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each common unit representing a fractional part of the limited partner interests in the Issuer (each, an “SEP Common Unit”) issued and outstanding immediately prior to the effective time of the Merger, other than certain excluded SEP Common Units owned by Enbridge and its subsidiaries , will be converted into, and become exchangeable for, 1.111 shares of Enbridge common stock (“Enbridge Common Stock”).

The conflicts committee (the “Conflicts Committee”) of the board of directors (the “Board”) of SEP GP LLC, the general partner of SEP GP, the general partner of the Issuer, has, acting in good faith and relying on the advice of its legal and financial advisors, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair and reasonable to, and in the best interests of, the Issuer and the holders of the outstanding SEP Common Units (other than Enbridge and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated thereby, on the terms and subject to the conditions set forth in the Merger Agreement, which such approval constituted “Special Approval” under the limited partnership agreement of the Issuer, and (iii) recommended that the Board approve the Merger Agreement and the transactions contemplated thereby. Based upon such recommendation, the Board has, acting in good faith unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to, and in the best interests of the Issuer and the holders of the outstanding SEP Common Units (other than Enbridge and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) resolved to recommend that the limited partners of the Issuer approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to the limited partners for their approval by written consent.

Pursuant to the Merger Agreement, Enbridge and EUSI have irrevocably and unconditionally agreed to deliver, or cause to be delivered, a written consent (the “Written Consent”), covering all of the SEP Common Units they beneficially own, approving the Merger, Merger Agreement and any actions required in furtherance thereof. The Written Consent will be delivered within two business days after the Registration Statement (as defined below) becomes effective under the Securities Act of 1933, as amended (the “Securities Act”). As of August 22, 2018, Enbridge and EUSI beneficially owned 402,989,862 SEP Common Units, representing approximately 83.1% of the total SEP Common Units issued and outstanding. The approval of the Merger Agreement requires the affirmative consent of holders of a majority of the outstanding SEP Common Units.

The completion of the Merger is subject to certain customary closing conditions, including (i) receipt of approval of the Merger Agreement by written consent of the limited partners of the Issuer holding SEP Common Units constituting at least a majority of the outstanding SEP Common Units entitled to vote, (ii) the Enbridge Common Stock issuable in connection with the Merger having been approved for listing on the NYSE and the TSX, subject to official notice of issuance, (iii) the absence of any governmental order prohibiting the consummation of the Merger or the other transactions contemplated thereby, and (iv) Enbridge’s registration statement on Form S-4 (the “Registration Statement”) having become effective under the Securities Act. The obligation of each party to the Merger Agreement to consummate the Merger is also conditioned upon the accuracy of the representations and warranties of the other parties as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers), the performance by the other parties of all obligations under the Merger Agreement at or prior to closing and receipt of an officer’s certificate evidencing the satisfaction of the foregoing.

Enbridge, EUSI, Merger Sub, the Issuer and SEP GP have made customary representations and warranties, and agreed to customary covenants, in the Merger Agreement. Subject to certain exceptions, Enbridge and the Issuer have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Merger Agreement contains certain termination rights that may be exercised by either Enbridge or the Issuer, including in the event that (i) both parties agree by mutual written consent duly authorized by the Conflicts Committee on behalf of the Issuer and the Enbridge board of directors to terminate the Merger Agreement, (ii) the Merger is not consummated by February 25, 2019, or (iii) any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger having become final and non-appealable. If the Merger Agreement is terminated under certain circumstances, Enbridge may be required to reimburse the Issuer for its transaction expenses in an amount not to exceed $4 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to Enbridge’s Current Report on Form 8-K filed with the SEC on August 24, 2018 and Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 24, 2018, and the terms of which are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended and supplemented by adding the following:

(j)

Agreement and Plan of Merger, dated as of August 24, 2018, by and among Spectra Energy Partners, LP, Spectra Energy Partners (DE) GP, LP, Enbridge Inc., Enbridge (U.S.) Inc., Autumn Acquisition Sub, LLC, and solely for the purposes of Articles I, II and XI, Enbridge US Holdings Inc., Spectra Energy Corp, Spectra Energy Capital, LLC and Spectra Energy Transmission, LLC. (incorporated by reference to Exhibit 2.1 to Enbridge, Inc.’s Current Report on Form 8-K (File No. 001-15254) filed with the Securities and Exchange Commission on August 24, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2018

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda M. Opheim
Name:	Wanda M. Opheim
Title:	Senior Vice President, Finance

ENBRIDGE US HOLDINGS INC.

By:	/s/ David Taniguchi
Name:	David Taniguchi
Title:	Corporate Secretary

ENBRIDGE (U.S.) INC.

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Corporate Secretary

SPECTRA ENERGY CORP

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Secretary

SPECTRA ENERGY CAPITAL, LLC

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Secretary

SPECTRA ENERGY TRANSMISSION, LLC

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Secretary

SPECTRA ENERGY SOUTHEAST SUPPLY HEADER, LLC

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Secretary

SPECTRA ENERGY PARTNERS (DE) GP, LP

By:	Spectra Energy Partners GP, LLC its general partner

	By:	/s/ Kelly L. Gray
	Name:	Kelly L. Gray
	Title:	Corporate Secretary

SPECTRA ENERGY PARTNERS GP, LLC

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Corporate Secretary